November 28, 2017

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention: Lisa Larkin

Re:	Vanguard Wellington Fund (the “Trust”)
Request for Withdrawal of Registration Statement on Form N-1A

Dear Ms. Larkin:

Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of the following Registration Statement filed on November 28, 2017.

Date Filed	Submission Type	Accession Number

11/28/2017	485APOS	0000932471-17-005685

The Trust is requesting such withdrawal because the Registration Statement was made with a separate series inadvertently identified as a class of another series. No securities of the
Trust were sold, or will be sold, pursuant to the Registration Statement. It is therefore in the best interest of the Trust and the public that the filing be withdrawn. It is our understanding that this application for withdrawal of the Registration Statement be deemed granted as of the date it is filed with the SEC unless the Trust receives notice from the SEC that this application will not be granted. Please direct any communications concerning this filing to Jaliya Faulkner at (610) 669-
2153.

Sincerely,

VANGUARD WELLINGTON FUND

Laura J. Merianos
Assistant Secretary